Exhibit 99(iv)


                                                CONTACT:
                                                Paula S. Davis
                                                847/286-8361

                                                FOR IMMEDIATE RELEASE:
                                                March 16, 1999


SEARS REALIGNS AUTO AND SEARS DIRECT BUSINESS UNITS, PROMOTES WHITE
HOFFMAN ESTATES, Ill -- Sears, Roebuck and Co. today announced a realignment of certain businesses and related executive moves.

Sears Auto Centers and NTB National Tire & Battery stores will join the specialty store group that reports to William L. Salter, president of Home Stores. Related to the change, Paul A. Baffico, president, Automotive Group for the last six years, will retire after 34 years at Sears. William C. White, senior vice president, Southeast region, was promoted to president, Sears Tire Group.

"Bill White is a veteran Sears merchant with extensive store management experience, including the auto centers," said Arthur C. Martinez, chairman
and CEO of Sears.   "With this move, the automotive and other specialty store
formats can more readily share the many best practices each has developed." The company also announced the realignment of the Sears Direct organization. The company's specialty catalog operation will be moved to the Marketing organization, which will further enhance efforts to ensure consistent presentation of Brand Sears to customers.

The direct response business, including insurance products, clubs and services, headed by E. Vachel Pennebaker, president, Direct Response, will move to the Credit organization, reporting to Alan J. Lacy, president, Credit.

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"Aligning this customer data driven-group with our credit operation creates natural synergies that will leverage the use of the Sears Card database and generate more opportunities to connect with our customers," Martinez said. The Online business, led by Alice M. Peterson, vice president and general manager, Sears Online, will report to Richard J. Srednicki, president of Home Services.

"There are clear connections between Home Services intention to provide a complete set of services to our customers and the opportunity afforded by the Online channels. This change will help ensure that we function as an integrated provider of solutions for the home," said Martinez. "The Home Services group has developed a significant online parts business, and Rich Srednicki has relevant experience in this area."

As a result of this reorganization, Jane J. Thompson, president, Sears Direct, has decided to leave the company to pursue other interests. Thompson joined Sears in 1988, serving in strategic corporate planning roles until 1993. In 1993, she was named executive vice president and general manager of Sears Credit and served in that position until she was named president of Sears Home Services in 1996. In 1998, she was named president, Sears Direct. Sears is a leading U.S. retailer of apparel, home and automotive products and services, serving American households through 845 full-line department stores and more than 2,000 specialty retail locations nationwide. More information about Sears is available at the company's website at www.sears.com.